Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2023 Results

●	Record quarterly revenue of $13.2 million

●	Significantly improved profitability

●	17th consecutive quarter of year-over-year revenue growth

●	On track to exceed $50 million annual revenue

TEL AVIV, Israel – November 8, 2023 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the third quarter ended September 30, 2023.

Management comments:

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “We achieved record quarterly revenues of $13.2 million, up 10% year-over-year, and delivered a seventeenth consecutive quarter of year-over-year revenue growth, continuing the positive momentum from the first half of the year. Strong team execution led to good financial performance, driving revenue growth and bringing measurable improvements to our bottom line.

“We believe fourth quarter 2023 revenue growth and profitability improvements will continue and extend into 2024, as we provide operators with AI-powered analytics to ensure excellent customer experiences. This reinforces our guidance estimate that we will deliver a fourth consecutive year of growth in 2023 and scale up to a mid-size software company for the first time in the Company’s history.

“Operators continue to roll out 5G and invest in their networks. The market direction is clear, while the pace may vary. We are engaged in multiple opportunities at different stages of maturity. These engagements include a mix of new and current customers as operators continue their 5G transformation. Therefore, we increase our investment in sales and marketing to meet the expected demand for our carrier-grade solutions.

Mr. Harari concluded, “The progress we have made in our overall business strategy and sales engagements demonstrates the value of our advanced technology and the strength of our business. Therefore, we are reiterating our 2023 guidance, expecting revenue to be in the range of $50 million to $53 million.”

Financial highlights:

●	Total revenue for the third quarter was $13.2 million, compared to $12.0 million in the third quarter of 2022.

●	GAAP net loss for the third quarter was $0.3 million. The loss resulted from a one-time expense of $1.3 million due to a change in the forfeiture rate estimation. This reflects the company’s success in retaining its key employees and the efficiency of the restricted share unit (RSU) grant plan from October 2021.

●	GAAP net loss for the third quarter was $0.3 million, or $0.02 per diluted share, compared to a GAAP net loss of $0.4 million or $0.03 per diluted share for the third quarter of 2022.

●	Non-GAAP net income for the third quarter was $2.4 million, or $0.15 per diluted share, compared to a non-GAAP net income of $1.0 million or $0.06 per diluted share for the third quarter of 2022.

●	GAAP net income for the first nine months was $1.1 million, or $0.07 per diluted share, compared to a GAAP net loss of $2.2 million, or $0.15 per diluted share, for the first nine months of 2022.

●	Non-GAAP net income for the first nine months was $6.3 million, or $0.40 per diluted share, compared to a non-GAAP net income of $1.6 million, or $0.11 per diluted share for the first nine months of 2022.

●	As of September 30, 2023, the Company had cash, cash equivalents, and short-term bank deposits of $78.6 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen to the call, a replay of the conference call will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed, acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2023 revenue guidance, further increase to revenues and profitability in 2024, the potential to scale up to a mid-size software company, its ability to extend RADCOM’s market availability to further potential customers, market trends in the adoption of 5G networks, its momentum, opportunities, expected demand, and potential growth as well as its expectation to increase in expenses on sales and marketing, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenues	$13,195	$12,011	$37,590	$33,762
Cost of revenues	3,510	3,308	10,338	9,323
Gross profit	9,685	8,703	27,252	24,439
Research and development, gross	5,527	5,285	15,248	16,193
Less - royalty-bearing participation	104	187	546	602
Research and development, net	5,423	5,098	14,702	15,591
Sales and marketing	4,208	3,205	10,872	8,989
General and administrative	1,317	1,207	3,761	3,235
Total operating expenses	10,948	9,510	29,335	27,815
Operating loss	(1,263)	(807)	(2,083)	(3,376)
Financial income, net	1,023	448	3,309	1,265
(Loss) income before taxes on income	(240)	(359)	1,226	(2,111)
Taxes on income	(41)	(30)	(105)	(120)

Net (loss) income	$(281)	$(389)	$1,121	$(2,231)

Basic and diluted net income (loss) per ordinary share	$(0.02)	$(0.03)	$0.07	$(0.15)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	15,143,221	14,563,841	15,033,508	14,460,865
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	15,143,221	14,563,841	15,691,545	14,460,865

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
GAAP gross profit	$9,685	$8,703	$27,252	$24,439
Stock-based compensation	207	101	370	292
Amortization of intangible assets	51	-	94	-
Non-GAAP gross profit	$9,943	$8,804	$27,716	$24,731

GAAP research and development, net	$5,423	$5,098	$14,702	$15,591
Stock-based compensation	1,185	641	2,266	1,895
Non-GAAP research and development, net	$4,238	$4,457	$12,436	$13,696

GAAP sales and marketing	$4,208	$3,205	$10,872	$8,989
Stock-based compensation	813	361	1,449	1,026
Amortization of intangible assets	27	-	48	-
Non-GAAP sales and marketing	$3,368	$2,844	$9,375	$7,963

GAAP general and administrative	$1,317	$1,207	$3,761	$3,235
Stock-based compensation	335	249	849	612
Acquisition related expenses	20	-	57	-
Non-GAAP general and administrative	$962	$958	$2,855	$2,623

GAAP total operating expenses	$10,948	$9,510	$29,335	$27,815
Stock-based compensation	2,333	1,251	4,564	3,533
Amortization of intangible assets	27	-	48	-
Acquisition related expenses	20	-	57	-
Non-GAAP total operating expenses	$8,568	$8,259	$24,666	$24,282

GAAP operating loss	$(1,263)	$(807)	$(2,083)	$(3,376)
Stock-based compensation	2,540	1,352	4,934	3,825
Amortization of intangible assets	78	-	142	-
Acquisition related expenses	20	-	57	-
Non-GAAP operating income	$1,375	$545	$3,050	$449

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

GAAP income (loss) before taxes on income	$(240)	$(359)	$1,226	$(2,111)
Stock-based compensation	2,540	1,352	4,934	3,825
Amortization of intangible assets	78	-	142	-
Acquisition related expenses	66	-	132	-
Non-GAAP income before taxes on income	$2,444	$993	$6,434	$1,714

GAAP net income (loss)	$(281)	$(389)	$1,121	$(2,231)
Stock-based compensation	2,540	1,352	4,934	3,825
Amortization of intangible assets	78	-	142	-
Acquisition related expenses	66	-	132	-
Non-GAAP net income	$2,403	$963	$6,329	$1,594

GAAP net income (loss) per diluted share	$(0.02)	$(0.03)	$0.07	$(0.15)
Stock-based compensation	0.17	0.09	0.31	0.26
Amortization of intangible assets	(* )	-	0.01	-
Acquisition related expenses	(* )	-	0.01	-
Non-GAAP net income per diluted share	$0.15	$0.06	$0.40	$0.11

Weighted average number of shares used to compute diluted net income per share	15,843,711	14,971,391	15,691,545	14,886,509

(*) Less than $ 0.01

RADCOM Ltd.

Consolidated Balance Sheets

Unaudited

(thousands of U.S. dollars)

	As of	As of
	September 30, 2023	December 31, 2022
Current Assets
Cash and cash equivalents	$8,458	$9,527
Short-term bank deposits	70,106	64,130
Trade receivables, net	13,677	11,074
Inventories	390	795
Other accounts receivable and prepaid expenses	1,245	1,928

Total Current Assets	93,876	87,454

Non-Current Assets
Long-term bank deposits	-	4,002
Severance pay fund	3,006	3,524
Other long-term receivables	1,711	2,557
Property and equipment, net	817	1,010
Operating lease right-of-use assets	1,680	2,457
Goodwill and intangible assets, net	3,036	-

Total Non-Current Assets	10,250	13,550

Total Assets	$104,126	$101,004

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,360	$2,708
Deferred revenues and advances from customers	2,620	7,037
Employee and payroll accruals	4,910	5,198
Operating lease liabilities	907	1,024
Other liabilities and accrued expenses	9,604	6,829

Total Current Liabilities	20,401	22,796

Non-Current Liabilities
Accrued severance pay	3,806	3,973
Operating lease liabilities	681	1,452
Other liabilities	655	-

Total Non-Current Liabilities	5,142	5,425

Total Liabilities	$25,543	$28,221

Shareholders’ Equity
Share capital	$728	$706
Additional paid-in capital	153,521	148,610
Accumulated other comprehensive loss	(3,162)	(2,908)
Accumulated deficit	(72,504)	(73,625)

Total Shareholders’ Equity	78,583	72,783

Total Liabilities and Shareholders’ Equity	$104,126	$101,004